March 15, 2006
Mr. Brad Skinner
Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	Red Hat, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2005
File No. 0-26281

Dear Mr. Skinner:

This letter responds to the comments in your letter dated March 6, 2006, (the “Letter”) to Matthew J. Szulik, Chief Executive Officer, President and Chairman of the Board of Directors of Red Hat, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2005 (the “Form 10-K”). The comments and responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter and are based in all respects on information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company as is the Company acknowledgement below.

Form 10-K for the Year Ended February 28, 2005

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

Services Revenue, page 55

1.	We note your disclosure that revenues under fixed fee arrangements are recognized on a proportional performance basis if the arrangement involves the delivery of software which includes significant production, customization and modification. Tell us how you considered paragraph 75 of SOP 97-2 which indicates “in applying contract accounting, the vendor must use either the percentage of completion method or the completed contract method.”

March 15, 2006

Response:

As described in the Summary of Significant Accounting Policies in Note 2 to the Notes to Consolidated Financial Statements on page 55 of the Form 10-K and in “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Critical Accounting Policies – Revenue Recognition – Services Revenue” on page 23 of the Form 10-K, the Company enters into certain arrangements which call for significant production, customization and modification of software. When recognizing revenue under these arrangements, the Company has consistently applied the percentage of completion method as discussed in paragraph 75 of SOP 97-2. As discussed in our response to Comment 2, there have been no changes in policies or procedures related to these arrangements, and the Company will clarify its policy disclosure in future filings.

2.	We further note that in prior years, similar disclosure indicated that the percentage-of-completion method was used to account for such arrangements. Please explain, in reasonable detail, the change from percentage-of-completion method to proportional performance method. Clarify whether the change represents a change in disclosure or a change in policies or procedures related to revenue recognition and arrangements involving significant production, customization or modification of software. To the extent there has been a change in your policies or procedures, tell us how the change has been reflected in your financial statements.

Response:

Please refer to the response to Comment 1. The Company supplementally advises the Staff that there have been no changes in policies or procedures related to these arrangements. In response to the Staff’s comment, the Company will clarify its policy disclosure in future filings. In the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2006, the Company expects the disclosure to be as follows:

Services Revenue

Services revenue is comprised of enterprise technology and embedded development services. Enterprise technology services is comprised of revenue for consulting, engineering and customer training and education services. Consulting services consist of hourly arrangements, and revenue is recognized as these services are performed. Engineering services represent revenues earned under fixed fee arrangements with the Company’s OEM partners to provide for significant modification and customization of the Company’s Red Hat Enterprise Linux line of technologies. The Company recognizes revenues for these fixed fee

March 15, 2006

engineering services using the percentage of completion basis of accounting, provided the Company has the ability to make reliable estimates of progress towards completion, the fee for such services is fixed or determinable and collection of the resulting receivable is probable. Under the percentage of completion method, earnings under the contract are recognized based on the progress toward completion as estimated using the ratio of labor hours incurred to total expected project hours. Changes in estimates are recognized in the period in which they are known. Revenue for customer training and education services is recognized on the dates the services are complete.

Embedded development services are contracts for software compiling, debugging and optimization. Revenue for these contracts is recognized using the percentage of completion basis of accounting, provided the Company has the ability to make reliable estimates of progress towards completion, the fee for such services is fixed or determinable and collection of the resulting receivable is probable.

*****

In connection with this response, the Company acknowledges to you that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (617) 526-6513.

Sincerely,

/s/ Lauren A. Harrington
Lauren A. Harrington